April 2, 2005

VIA FACSIMILE 202.942.9516
--------------------------

Mr. Carlton Tartar, Staff Accountant
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:         Aegis Assessments, Inc.
            Comments regarding Item 4 of Form 8-K filed 3/15/05

Dear Mr. Tartar:

Thank you for taking the time to speak with me last week regarding your letter dated March 18, 2005, which contained comments regarding our recent 8-K filing referenced above. The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in your letter.


1. In regard to the matter described in the second paragraph of our disclosure, please be informed that the transaction is described in detail in our last Quarterly Report on Form 10-QSB filed March 22, 2005, specifically in the last paragraph of page 20; the first two paragraphs of page 21; and beginning at the second paragraph on page 33 and continuing through all of page 34. Additionally, all of the underlying documents were filed with the Form 10-QSB as Exhibit 10.1 (ISDA Credit Support Annex);
     Exhibit 10.2 (ISDA 2002 Master Agreement); Exhibit 10.3 (ISDA Schedule to 2002 Master Agreement); Exhibit 10.4 (Equity Option Transaction); and
     Exhibit 10.5 (Equity Swap Transaction). In regard to your request for letters or written communications to and from the former accountants regarding that transaction, enclosed please find a Memo dated November 18, 2004 from Aegis's CFO, David Smith, to Jake Vossen of Hein & Associates LLP (hereinafter sometimes referred to as "Hein").

2. In regard to the points raised in paragraph 2 of your letter, as I told you last week, I think there is some confusion brought about by our former auditor's reference to an "incomplete audit procedure". The transaction in question, a somewhat complicated financial instrument transaction, arose between audit and review periods. Hein thought one way to determine the proper accounting treatment of that transaction was for Aegis to submit a letter to the Commission's Chief Accountant's Office. This was in the nature of a suggestion from Hein to Aegis, not a requirement; and it was not undertaken as part of an audit. Hein apparently refers to this internally as an "incomplete audit procedure" when it was simply suggested by Hein as one way to determine the proper accounting treatment of a complex transaction with which Hein was, in their own words, not familiar. Therefore, as this was not done in connection with an audit, it did not represent a change in audit scope.

3. The new auditing firm was not consulted regarding the accounting treatment for the transaction in question prior to being retained. Specifically, the first time anyone from Aegis spoke with Mantyla McReynolds LLC to discuss the possibility of hiring the firm was on January 26, 2005. Our CFO, David Smith, spoke with Jon Lelegren and gave him a very "broad stroke" description of our financial accounting. The bond transaction in question was mentioned only in passing and without any detail provided, and there was no assurance asked or given regarding the proper accounting treatment of that transaction. The purpose of the discussion was primarily to provide enough detail about Aegis so that Mantyla McReynolds could provide a "bid" on performing auditing services for the company. We reviewed the bid on or about February 7, 2005 and decided to change auditors(1). On February 10, 2005 we asked Mantyla McReynolds for an engagement letter and discussed a timeline for filing the Form 10-QSB. We entered into the engagement letter on February 15, 2005. On March 2, 2005 our CFO spoke with Mr. Lelegren and reviewed the material for inclusion in the Form 10-QSB, including for the first time directing him to language describing the bond transaction and the company's accounting treatment for it. As this was Mr. Lelegren's first exposure to the details of the transaction, he had no conclusion or determination as to the appropriate accounting treatment for this transaction. On March 15, 2005 Mr. Smith spoke with Mr. Lelegren by phone to discuss, among other things, the accounting treatment of the bonds in detail, including authoritative literature. At this time Mr. Lelegren indicated to Mr. Smith that, upon review of the authoritative literature, he agreed with the company's accounting treatment for the transaction.

(1) As I told you last week, we were looking for an auditing firm closer to CirTran Corporation, the new manufacturer or our Aegis SafetyNet(TM) RadioBridge(TM) product, because CirTran is going to be drop-shipping and inventorying our products in its facility in Salt Lake City, Utah, which will require an on-site inventory and auditing.

Finally, as we discussed last week, enclosed please find a draft of the proposed amended Form 8-K with revised disclosure in the second paragraph addressing the points raised in your March 17, 2005 letter. We appreciate any comments or suggestions you can provide to ensure that the disclosure in the amended Form 8-K accurately and adequately informs the public. Please also advise me as to whether we need to obtain and file an updated Exhibit 16 letter from the former accountants, as the new disclosure only contains information that the new auditors would be able to verify or comment upon.

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing referenced above; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this letter adequately addresses the issues raised in your comment letter dated March 17, 2005.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at 480.778.9140. As I told you, I will be in Las Vegas, Nevada next week attending a wireless communications trade show where we are showcasing our Aegis SafetyNet(TM) RadioBridge(TM); however, I will be available by phone, fax and email.

Your assistance in this matter is greatly appreciated. Thank you.

Sincerely,

/s/ Richard Reincke
Richard Reincke
President


Enclosures